Exhibit 99.2

CONTEXTLOGIC HOLDINGS INC.
RIGHTS OFFERING EXERCISE INSTRUCTIONS

Transaction Overview

ContextLogic Holdings Inc. (“ContextLogic” or the “Company”) is conducting a rights offering (the “Rights Offering”) to raise up to $115 million to partially finance the Company’s previously announced acquisition of US Salt Parent Holdings, LLC and its subsidiaries (collectively, “US Salt”) (the “Transaction”).This summary is intended to provide holders with important information with respect to the process for exercising subscription rights. For a complete description of the Rights Offering and the Transaction, please see the Prospectus, dated January [ ], 2026, and the documents incorporated by reference therein, a copy of which is available on our website at https://ir.contextlogic.com free of charge and on the SEC’s website at www.sec.gov.

Rights Offering Details

Each stockholder, beginning on the Effective Date and through the Expiration Date (each as defined below) (the “Subscription Period”) will receive one (1) subscription right (the “Right” or “Rights”) for each share of common stock held. During the Subscription Period, the Rights will remain attached to and trade along with the associated common stock. During the Subscription Period, the ticker symbol will be modified to LOGC.d to indicate that Rights are attached. Rights are not separately transferable or tradable from the underlying common stock during the Subscription Period.

Exercise Price:	$8.00 per share
Subscription Ratio:
Each subscription right entitles you to purchase 0.53486 shares of common stock at an exercise price of $8.00 per share. This means you need 1.86964 rights to purchase one (1) full share of common stock

Effective Date (Earliest date to exercise rights):	[ ], 2026
Expiration Date:	[ ], 2026 at 5:00 PM ET
Rights Tradability:	Rights trade WITH common stock; NOT separately transferable or tradable

Important Terms and Conditions

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Rights attach to shares of common stock and are not separately transferable or tradable: For the duration of the Subscription Period, the common stock and associated subscription right will trade together under the ticker symbol LOGC.d. If you sell your common stock in the open market during the Subscription Period, the Rights transfer along with the common stock to the buyer and vice versa. Both the common stock and associated subscription rights are only transferable prior to the exercise of the associated subscription right.

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Exercise is irrevocable: Once you exercise your Rights, you cannot cancel or revoke your exercise. If we amend this Rights Offering to allow for an extension of this Rights Offering for a period of more than [ ] days or make a fundamental change to terms set forth in the Prospectus, holders may cancel their subscription and receive a refund on any money previously advanced. Holders should not exercise subscription rights unless they are certain that they wish to purchase additional shares of common stock at an exercise price of $8.00 per full share.

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Shareholders can continue to acquire common stock during subscription period: During the Subscription Period, you may continue to purchase additional shares of common stock in the open market, and you may exercise the subscription rights attached to those shares. However, once you exercise any subscription rights, those specific shares of common stock (along with their associated Rights) become subject to lockup (as described below) and are non-transferable and non-tradeable until the Rights Offering closes.

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Lockup upon exercise: Once you exercise your subscription rights, both the Rights and common stock will be subject to lockup in a DTC suspense account and will be non-transferable and non-tradeable for the duration of the Subscription Period. For example, if you hold 100 shares of common stock (with 100 Rights attached) and exercise 50 of such shares of common stock (with their 50 Rights), those 50 shares of common stock (with their 50 Rights) will be locked-up and not able to be traded or transferred until the Rights Offering is completed. Your remaining 50 unexercised shares of common stock (with their 50 Rights) can continue to be traded normally.

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4.9% ownership threshold for NOL protection: To preserve the Company’s approximately $2.9 billion in net operating loss carryforwards (“NOLs”), no stockholder may exercise Rights to the extent its holdings will equal or exceed 4.9% of the Company’s common stock after completion of the Rights Offering without prior Board approval. The Company reserves the right to reduce or reject any subscription that would result in a stockholder owning 4.9% or more of the Company’s outstanding common stock. By exercising Rights, you represent that you do not and will not own 4.9% or more of the Company’s common stock. If your exercise would result in 4.9%+ ownership, you must contact the Information Agent immediately at the email below.

•	No fractional shares: Fractional shares will be rounded down to the nearest whole share, with the subscription price (the money tendered upon exercise of subscription rights) adjusted accordingly.

•	No minimum purchase: You may exercise any number of your Rights or none at all. There is no minimum subscription requirement.

•	Unexercised rights expire: Rights not exercised by 5:00 PM ET on the Expiration Date will expire and have no value.

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Contingent on US Salt Acquisition: This Rights Offering will close immediately prior to the closing of the Transaction and is contingent upon the substantially concurrent completion of the Transaction (including the closing conditions as described in the Purchase Agreement dated December 8, 2025 (the “Purchase Agreement”)). We reserve the right to cancel this Rights Offering at any time. If this Rights Offering is cancelled or if the Transaction is not consummated, any money tendered for the exercise of subscription rights will be promptly returned by mail to exercising holders, without interest or deduction.

How to Exercise Your Rights

The exercise process depends on how you hold your shares of common stock. Please follow the instructions that apply to your situation:

For Street Name Holders

(Shares of common stock held through a broker, bank, or other nominee; approximately 99% of stockholders)

Important: Most stockholders hold their shares in street name through a brokerage account. If you receive account statements from a broker, bank, or other financial institution, you are a street name holder. Street name holdings are held via The Depository Trust Company (“DTC”), the central securities depository that electronically settles most U.S. securities transactions.

Exercise Process for Street Name Holders:

1.
You will receive information from your broker: Your bank or broker will receive Rights Offering information from DTC or the DTC participant with whom the shares of common stock are held. Your bank or broker will relay this information to you as the beneficial owner.

2.
Contact your broker immediately: Notify your broker that you wish to exercise your subscription rights. Most subscription activity occurs in the last 2-3 days before the Expiration Date, so contact your broker early to avoid delays.

3.	Follow your broker’s instructions: Complete any forms required by your broker and provide payment instructions. Your broker will handle the mechanics of the exercise.

4.
Your broker submits to DTC: Your broker will cause your subscription rights to be electronically transferred to the Rights Agent’s DTC account through DTC’s electronic platform, along with certification of the number of rights being exercised and payment.

5.
New shares issued: After the Expiration Date, the Rights Agent will issue new shares of common stock subscribed for pursuant to the Rights Offering to DTC, and your broker will credit the shares to your brokerage account.

Note: You are responsible for ensuring your broker submits your exercise before the Expiration Date. The Company is not responsible if your broker fails to act on your behalf.

For Registered Holders

(Shares of common stock held directly with the transfer agent; approximately 1% of stockholders)

If your shares of common stock are registered directly in your name with Equiniti Trust Company (the transfer agent), you are a registered holder.

Exercise Process for Registered Holders:

1.	Receive materials by mail: The Rights Agent will mail you a Subscription Certificate, Notice of Guaranteed Delivery, Prospectus, and return envelope.

2.
Complete the Subscription Certificate: Fill out the Subscription Certificate indicating the number of subscription rights you wish to exercise. Sign where indicated and have your signature guaranteed if required.

3.
Prepare payment: Payment must be in full ($8.00 per share) by certified check, bank draft or personal check payable to “Equiniti Trust Company, LLC” or wire transfer pursuant to the instructions provided in the Subscription Certificate;

4.	Mail to Rights Agent: Send your completed Subscription Certificate and payment to the Rights Agent at the address below. Use registered mail with return receipt requested.

5.	Receive new shares: After the Expiration Date, the Rights Agent will register your new shares of common stock directly with Equiniti Trust Company (the transfer agent).

Critical Timing: Personal checks may take 5+ business days to clear. If paying by personal check, submit your exercise well before the Expiration Date. Certified checks, cashier’s checks, or wire transfers are strongly recommended.

Payment Details

Payment for the exercise price must be made in U.S. dollars. Acceptable payment methods:

•	Certified check or bank draft drawn upon a U.S. bank (recommended)

•	Personal check: Allowed but may take 5+ business days to clear (NOT recommended near deadline)

•	Wire transfer: Contact the Rights Agent for wiring instructions

The Rights Agent will hold all subscription payments in a segregated, non-interest-bearing account until the Rights Offering closes or is terminated.

Calculating Your Subscription & Payment:

Each subscription right entitles you to purchase 0.53486 shares of common stock at an exercise price of $8 .00 per share. You need 1.86964 rights to purchase one (1) full share of common stock.

Example: If you own 1,000 shares of common stock, you receive 1,000 subscription rights and can purchase 534 new shares of common stock (1,000 / 1.86964 = 534 shares, rounded down to the nearest whole share) for a total payment of $4,272 (534 x $8.00).

To calculate your payment: Divide your rights by 1.86964, round down to the nearest whole share, and multiply by $8.00.

Contact Information

Rights Agent (Subscription Processing):	Information Agent (Questions, Assistance):
Equiniti Trust Company, LLC Operations Center Attn: Onbase – Reorganization Department 1110 Centre Pointe Curve, Suite #101 Mendota Heights, MN 55120 Tel: (877) 248-6417 or (718) 921-8317	D.F. King & Co., Inc. 28 Liberty Street, 53rd Floor New York, NY 10005 Email: logc@dfking.com Toll-Free: (888) 542-7446

Rights Offering Process Flow

Complete Flow of Rights, Shares, and Funds

STEP 1: EFFECTIVE DATE Rights issued 1-for-1 to stockholders Information Agent (D.F. King) distributes materials
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STEP 2: SUBSCRIPTION PERIOD OPENS Rights + common stock trade together under LOGC.d Rights NOT separately transferable or tradable from underlying shares of common stock
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STEP 3: STOCKHOLDERS DECIDE TO EXERCISE
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STREET NAME HOLDERS (~99%)
1. Holder instructs broker to exercise
2. Broker transfers rights from broker DTC account to Rights Agent DTC account via DTC electronic platform
3. Broker submits payment through DTC to Rights Agent
REGISTERED HOLDERS (~1%) 1. Holder receives materials by mail 2. Holder completes Subscription Certificate 3. Holder mails certificate + payment directly to Rights Agent
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STEP 4: RIGHTS AGENT PROCESSING Rights Agent (Equiniti) receives all exercises and payments Holds funds in segregated, non-interest-bearing account Reports daily to Company on subscription progress
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STEP 5: CLOSING & COMPLETION
Subscription rights expire upon Expiration Date
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Rights Offering closes immediately prior to Transaction
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Transaction is consummated
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New shares of common stock issued to exercising stockholders:
• Street name holders: shares credited to brokerage accounts
• Registered holders: certificates mailed to registered address
Stock resumes normal trading under original ticker and CUSIP

This document is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Please refer to the Prospectus for complete terms and conditions of the Rights Offering. All information is subject to the final terms set forth in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission.